FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of Konami Corporation to set a limit to acquisition of treasury stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	June 28, 2004	By:	/s/ NORIAKI YAMAGUCHI
		Name:	Noriaki Yamaguchi
		Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

June 24, 2004

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement of Konami Corporation

to Set a Limit to Acquisition of Treasury Stock

The Board of Directors of KONAMI CORPORATION “Konami” resolved a plan to set a limit to acquisition of treasury stock on June 24, 2004 as stated below, pursuant to Article 211-3-1-2 of the Commercial Code of Japan.

1.	Reason for Setting a Limit to Acquisition of Treasury Stock

Konami will set a limit to acquisition of the treasury stock pursuant to the Article of Incorporation of Konami to perform a timely and flexible capital strategy.

2.	Details of the Limit to Acquisition of Treasury Stocks

a.	Type of shares to be acquired: Common Stock of Konami
b.	Number of shares to be acquired: 1 million shares (maximum)
c.	Total cost of shares to be acquired: 3 billion yen (maximum)
d.	Schedule of acquiring treasury stock: From June 25, 2004 to December 24, 2004.

Reference: Status of treasury stock of Konami as of March 31, 2004

Total Number of Common Stock Outstanding (Excluding Treasury Stock): 120,483,252 shares

Number of Treasury Stock: 8,254,314 shares